SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-14369

NOTIFICATION OF LATE FILING

(Check One):

/ X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form 10-D / / Form N-SAR
/ / Form N-CSR
For Period Ended:	December 31, 2004

/ / Transition Report on Form 10-K / / Transition Report on Form 10-Q

/ / Transition Report on Form 20-F / / Transition Report on Form N-SAR

/ / Transition Report on Form 11-K
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
American Community Properties Trust

Full Name of Registrant

Former Name if Applicable
222 Smallwood Village Center

Address of Principal Executive Office (Street and Number)
St. Charles, Maryland 20602

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company cannot file its Annual Report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K") within the prescribed time period without unreasonable expense and effort due to the following:

On March 7, 2005, the Company issued a press release, which was furnished to the Securities and Exchange Commission on a Current Report on Form 8-K, announcing that it intends to restate its audited financial results for the fiscal years ended December 31, 2002 and 2003, and its unaudited quarterly results for 2004, to reflect adjustments for the following:

  The Company will correct its accounting for cash distributions received from limited partnerships in which the Company is a general partner. Previously, the Company recorded cash distributions received from limited partnerships financed with non-recourse mortgages that were in excess of our investment basis as income. As part of the restatement and for future filings, the Company will defer recognition of distributions received in excess of basis from limited partnerships in which the Company is the general partner.
  The Company will record minority interest expense for cash distributions paid to the minority limited partners in our consolidated partnerships when those partners no longer have any basis in these consolidated partnerships. Previously, these distributions reduced the aggregate minority interest obligation recorded on the Company's balance sheet.
  The Company will change its accounting method for its general partner interest in Crossland Associates Limited Partnership. Prior to the restatement, our investment in Crossland had been recorded under the equity method due to certain important rights previously held by the limited partners. One of those rights expired in a year prior to the restatement period. As a result, the Company became the controlling partner and was required to consolidate the partnership. The adjustment to consolidate Crossland will reflect the effects of excess distributions recognized as income and the expensing of excess distributions to minority partners described above.

The Company is working diligently to complete its review of these matters and to quantify the impact of the necessary adjustments on each of the affected prior periods. Due to the time and effort involved in determining the effect of these adjustments on the Company's historical financial statements, and to allow Ernst & Young LLP sufficient time to complete the audit of these financial statements, the decision has been made to delay the filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Management of the Company intends to have the Form 10-K filed within the requested time frame of the extension.

The Form 10-K for the fiscal year ended December 31, 2004 will include disclosure of the effects of the required adjustments on the Company's audited financial statements for each period presented in the Form 10-K.

The Company recognizes that PCAOB Auditing Standard No. 2 provides that a restatement of previously issued financial statements to reflect a correction of a misstatement is a strong indicator that a material weakness in internal control over financial reporting exists.  Accordingly, due to the restatement discussed in the paragraph above, the Company and its independent auditors may determine that a "material weakness" in internal control over financial reporting existed as of the end of the fiscal year ended December 31, 2004.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Cynthia L. Hedrick	(301)	843-8600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/X/ Yes	/ / No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes	/ / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that the necessary adjustments will reduce the net income per basic and diluted share by approximately $0.40 for 2003 and $0.14 for 2002. While the Company has not completed its financial statements for 2004, it anticipates that the accounting adjustments will decrease net income per basic and diluted share for the nine months ended September 30, 2004 by approximately $0.16.

American Community Properties Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2005	By:	/s/ Cynthia L. Hedrick
Cynthia L. Hedrick
Chief Financial Officer